Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-107132

April 5, 2006

Free Writing Prospectus

SLM Corporation

Medium Term Notes, Series A

Due 9 Months or Longer from the Date of Issue

Lead Manager(s)	Citigroup Global Markets Inc.
Barclays Capital Inc.
Lehman Brothers Inc.

Co-Manager(s)	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Greenwich Capital Markets Inc.
HSBC Securities (USA) Inc.
UBS Securities LLC

Issuer	SLM Corporation

Note Type	Medium Term Notes, Series A
US MTN Program

Ratings	A2/A

CUSIP	78442F DY 1

USD Amount	$750,000,000

Interest Rate	5.45000%

Issue Price	99.84500%

Commissions	0.32500%

Net Proceeds (%)	99.52000%

Net Proceeds ($)	$746,400,000

Announcement Date	4/5/2006

Closing Date	4/12/2006

Maturity Date	4/25/2011

Call	N.A.

Call Dates	N.A.

Redemption Price	N.A.

Interest Payment Dates	Payments on the 25th of each April and October, subject to adjustment in accordance with Following Business Day Convention

1st Payment Date	25-Oct-06

Reset Dates	N.A.

Rate Determination Date	N.A.

Daycount Fraction	30/360

Business Day Convention	Following Business Day Convention with no adjustment to interest period end dates for accrual purposes

Business Days	New York

Minimum Denominations	$1,000 minimum and integral multiples of $1,000 in excess thereof

Calculation Agent	SLM Corporation

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any of its subsidiaries is a government-sponsored enterprise or an instrumentality of the United States of America.

SLM Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the issuer toll free at 1-800-321-7179.